United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Iron ore operations, S11D

# Interim Financial Statements

## June 30, 2025

2

Report of independent registered public accounting firm

To the shareholders and Board of Directors of

Vale S.A.

Results of review of interim

financial statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of June 30, 2025, and the related condensed consolidated interim income statement and statement of comprehensive income for the three-month and six-month periods ended June 30, 2025 and June 30, 2024 and the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2025 and June 30, 2024, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated February 19, 2025, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2024, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, July 31, 2025

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

3

Consolidated Interim Income Statement

In millions of United States dollars, except earnings per share

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Net operating revenue	4(b)	8,804	9,920	16,923	18,379
Cost of goods sold and services rendered	5(a)	(6,085)	(6,349)	(11,536)	(11,716)
Gross profit		2,719	3,571	5,387	6,663

Operating expenses
Selling and administrative	5(b)	(131)	(137)	(276)	(277)
Research and development		(159)	(189)	(282)	(345)
Pre-operating and operational stoppage	25	(71)	(91)	(161)	(183)
Other operating expenses, net	5(c)	(222)	(289)	(480)	(539)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(132)	1,010	(385)	1,004
Operating income		2,004	3,875	3,803	6,323

Financial income	6	112	78	228	187
Financial expenses	6	(404)	(365)	(786)	(704)
Other financial items, net	6	459	(965)	910	(1,172)
Equity results and other results in associates and joint ventures	14 and 24	(68)	112	(9)	236
Income before income taxes		2,103	2,735	4,146	4,870

Income taxes	7	32	34	(615)	(414)

Net income		2,135	2,769	3,531	4,456
Net income attributable to noncontrolling interests		18	–	20	8
Net income attributable to Vale S.A.'s shareholders		2,117	2,769	3,511	4,448

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders	8	0.50	0.65	0.82	1.04

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Interim Statement of Comprehensive Income

In millions of United States dollars

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Net income		2,135	2,769	3,531	4,456
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		1,945	(4,014)	4,557	(5,239)
Retirement benefit obligations		56	4	52	44
		2,001	(4,010)	4,609	(5,195)

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(110)	1,203	(863)	1,381
Net investment hedge	18(a.iv)	115	(202)	286	(258)
Reclassification of cumulative translation adjustments to income statement (i)		1	(1,048)	10	(997)
		6	(47)	(567)	126
Comprehensive income (loss)		4,142	(1,288)	7,573	(613)

Comprehensive income attributable to noncontrolling interests		94	1	127	7
Comprehensive income (loss) attributable to Vale S.A.'s shareholders		4,048	(1,289)	7,446	(620)

(i) In the three-month and six-month periods ended June 30, 2024, the main effect is the reclassification of cumulative translation adjustments of PTVI in the amount of US$1,063 (note 15b).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Interim Statement of Cash Flows

In millions of United States dollars

		Six-month period ended June 30,
	Notes	2025	2024
Cash flow from operations	9(a)	5,396	6,832
Interest on loans and borrowings paid	9(c)	(509)	(397)
Cash received on settlement of derivatives, net	18	283	124
Payments related to the Brumadinho event	23	(288)	(400)
Payments related to de-characterization of dams	25	(162)	(251)
Interest on participative shareholders' debentures paid	20	(131)	(149)
Income taxes (including settlement program) paid		(1,064)	(972)
Net cash generated by operating activities		3,525	4,787

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(2,423)	(2,723)
Payments related to the Samarco dam failure	24	(1,152)	(191)
Cash received from disposal of investments, net	9(b)	–	2,610
Dividends received from associates and joint ventures		80	42
Short-term investment, net		133	(16)
Other investing activities, net		(8)	(1)
Net cash used in investing activities		(3,370)	(279)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	3,287	1,960
Payments of loans and borrowings to third parties	9(c)	(970)	(592)
Payments of leasing	22	(63)	(85)
Dividends and interest on capital paid to Vale S.A.’s shareholders	28(d)	(1,979)	(2,328)
Shares buyback program	28(c)	–	(389)
Net cash generated by (used in) financing activities		275	(1,434)

Net increase in cash and cash equivalents		430	3,074
Cash and cash equivalents in the beginning of the period		4,953	3,609
Effect of exchange rate changes on cash and cash equivalents		246	(204)
Effect of transfer the Energy Assets to non-current assets held for sale	15(a)	(115)	–
Cash and cash equivalents at end of the period		5,514	6,479

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Interim Statement of Financial Position

In millions of United States dollars

	Notes	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	21	5,514	4,953
Short-term investments	21	182	53
Accounts receivable	10	2,325	2,358
Other financial assets	13	495	53
Inventories	11	5,242	4,605
Recoverable taxes	7(e)	1,335	1,100
Other		493	359
		15,586	13,481
Non-current assets held for sale	15(a)	1,999	–
		17,585	13,481
Non-current assets
Judicial deposits	26(c)	598	537
Other financial assets	13	424	231
Recoverable taxes	7(e)	1,528	1,297
Deferred income taxes	7(b)	8,975	8,244
Other		1,476	1,317
		13,001	11,626

Investments in associates and joint ventures	14	4,784	4,547
Intangibles	16	10,720	10,514
Property, plant, and equipment	17	44,293	39,984
		72,798	55,045
Total assets		90,383	80,152

Liabilities
Current liabilities
Suppliers and contractors	12	5,454	4,234
Loans and borrowings	21	685	1,020
Leases	22	175	147
Other financial liabilities	13	1,045	1,272
Taxes payable	7(e)	1,020	574
Settlement program ("REFIS")	7(c)	412	353
Liabilities related to Brumadinho	23	900	714
Liabilities related to associates and joint ventures	24	1,449	1,844
De-characterization of dams and asset retirement obligations	25	945	833
Provisions for litigation	26(a)	154	119
Employee benefits	27	790	1,012
Dividends payable		–	330
Other		700	638
		13,729	13,090
Liabilities associated with non-current assets held for sale	15(a)	740	–
		14,469	13,090
Non-current liabilities
Loans and borrowings	21	16,461	13,772
Leases	22	524	566
Participative shareholders' debentures	20	2,454	2,217
Other financial liabilities	13	2,204	2,347
Settlement program ("REFIS")	7(c)	971	1,007
Deferred income taxes	7(b)	127	445
Liabilities related to Brumadinho	23	1,229	1,256
Liabilities related to associates and joint ventures	24	1,830	1,819
De-characterization of dams and asset retirement obligations	25	5,256	4,930
Provisions for litigation	26(a)	896	894
Employee benefits	27	1,170	1,118
Streaming transactions		2,000	1,882
Other		283	281
		35,405	32,534
Total liabilities		49,874	45,624

Equity	28
Equity attributable to Vale S.A.'s shareholders		39,264	33,406
Equity attributable to noncontrolling interests		1,245	1,122
Total equity		40,509	34,528
Total liabilities and equity		90,383	80,152

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated Interim Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	–	33,406	1,122	34,528
Net income		–	–	–	–	–	–	3,511	3,511	20	3,531
Other comprehensive income		–	–	2,299	–	23	1,613	–	3,935	107	4,042
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(1,596)	–	–	–	–	(1,596)	(4)	(1,600)
Transaction with noncontrolling interests		–	–	–	–	(6)	–	–	(6)	–	(6)
Share-based payment program	27(a)	–	–	–	1	13	–	–	14	–	14
Balance as of June 30, 2025		61,614	1,139	19,379	(3,910)	(699)	(41,770)	3,511	39,264	1,245	40,509

Balance as of December 31, 2023		61,614	1,139	21,877	(3,504)	(1,774)	(39,891)	-	39,461	1,520	40,981
Net income		–	–	–	–	–	–	4,448	4,448	8	4,456
Other comprehensive income		–	–	(2,520)	–	61	(2,609)	–	(5,068)	(1)	(5,069)
Dividends and interest on capital of Vale S.A.'s shareholders	28(d)	–	–	(2,364)	–	–	–	–	(2,364)	–	(2,364)
Transaction with noncontrolling interests (i)		–	–	–	–	895		–	895	(114)	781
Shares buyback program	28(c)	–	–	–	(389)	–	–	–	(389)	–	(389)
Share-based payment program	27(a)	–	–	–	2	(11)	–	–	(9)	–	(9)
Balance as of June 30, 2024		61,614	1,139	16,993	(3,891)	(829)	(42,500)	4,448	36,974	1,413	38,387

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of US$1,628 (note 15b) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of US$1,514 (note 15c).

The accompanying notes are an integral part of these interim financial statements.

8

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil, Oman and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 4).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production.

•	Iron ore. Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.
•	Iron ore pellets and other ferrous product. Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel. The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.
•	Copper. In Brazil, Vale produces copper concentrates at Sossego and Salobo operations, in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario) and Voisey’s Bay (located in Newfoundland and Labrador).
•	Other energy transition metals. The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

9

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

2. Basis of preparation of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2024. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on July 31, 2025.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended June 30,		Six-month period ended June 30,
	June 30, 2025	December 31, 2024	2025	2024	2025	2024
US Dollar ("US$")	5.4571	6.1923	5.6661	5.2129	5.7591	5.0843
Canadian dollar ("CAD")	4.0067	4.3047	4.0932	3.8107	4.0867	3.7426
Euro ("EUR")	6.4230	6.4363	6.4236	5.6132	6.2922	5.4969

b) Tariffs applied by the United States of America

The Company is subject to external risk factors related to its operations and its customer portfolio and supply chain profile.

In February 2025, the President of the United States of America ("USA") signed an executive order imposing tariffs on products from several countries. The program establishes individualized import tariffs per country, based on a minimum tariff of 10%. The effective date and tariff amounts vary from country to country.

In July 2025 (subsequent event), the President of the USA announced the application of 50% tariffs on imports from Brazil, effective August 1, 2025. The Company's sales to USA are not relevant. The Company is monitoring developments and, until this date, Vale does not expect any significant effects on its operations or cash flows.

c) Israel-Iran conflict

The Company monitors international geopolitical developments and is subject to external risk factors related to its operations and the profile of its client portfolio and supply chains.

At this date, no significant direct effects of the conflict on the Company's operations or on the fair value of its assets and liabilities have been identified. However, the Company is constantly monitoring the situation and assessing potential impacts.

3. Significant events and transaction related to the three-month period ended June 30, 2025

•	Shareholder remuneration – In July 2025 (subsequent event), the Board of Directors approved shareholder remuneration in the amount of US$1,448 (R$8,091 million), which will be paid in September 2025. Further details are presented in note 28(c) of these interim financial statements.
•	Debentures public offering – In June 2025, the Company issued Debentures of US$1,080 (R$6 billion), maturing in 2032, 2035 and 2037. Further details are presented in note 9(c) of these interim financial statements.

10

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

4. Information by business segment and geographic area

The Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other.

Segment	Main activities
Iron Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

In addition, unallocated items to the operating segment includes corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Iron ore		2,396	3,071	4,729	5,578
Iron ore pellets		477	724	1,013	1,606
Other ferrous products and logistics services		104	92	122	162
Iron Solutions		2,977	3,887	5,864	7,346

Nickel		201	108	242	125
Copper		538	351	1,084	635
Other energy transition metals		(18)	(52)	(51)	(96)
Energy Transition Metals		721	407	1,275	664

Unallocated items (i)		(312)	(301)	(638)	(579)

Adjusted EBITDA		3,386	3,993	6,501	7,431

Depreciation, depletion and amortization		(780)	(793)	(1,484)	(1,507)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		(300)	928	(720)	855
EBITDA from associates and joint ventures		(302)	(253)	(494)	(456)
Operating income		2,004	3,875	3,803	6,323

Equity results and other results in associates and joint ventures	14	(68)	112	(9)	236
Financial results	6	167	(1,252)	352	(1,689)
Income before income taxes		2,103	2,735	4,146	4,870

(i) Includes income (expenses) from Vale Base Metals Limited that were not allocated to the operating segment in the amount of US$(49) and US$(74) for the three and six-month period ended June 30, 2025, respectively. (2024: US$2 and US$(45), respectively).

(ii) Includes adjustments of US$168 and US$335 for the three and six-month period ended June 30, 2025, respectively, (2024: US$82 and US$ 149, respectively), to reflect the performance of the streaming transactions at market prices.

11

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Net operating revenue by business segment and geographic area

	Three-month period ended June 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	4,186	—	—	4,186	106	26	11	143	4,329
Japan	555	40	1	596	52	—		52	648
Asia, except Japan and China	533	84	2	619	97	186	3	286	905
Brazil	233	326	193	752	16	—	6	22	774
United States of America	—	67	1	68	198	—	7	205	273
Americas, except United States and Brazil	—	45	—	45	154	—	—	154	199
Germany	77	30	—	107	126	218	2	346	453
Europe, except Germany	178	13	—	191	246	349	9	604	795
Middle East, Africa, and Oceania	—	399	—	399	29	—	—	29	428
Net operating revenue	5,762	1,004	197	6,963	1,024	779	38	1,841	8,804

	Three-month period ended June 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	4,883	–	–	4,883	103	189	29	321	5,204
Japan	710	87	1	798	129	–	–	129	927
Asia, except Japan and China	509	112	2	623	63	41	–	104	727
Brazil	273	410	172	855	12	–	1	13	868
United States of America	–	51	–	51	196	–	7	203	254
Americas, except United States and Brazil	–	107	–	107	141	39	–	180	287
Germany	89	49	–	138	81	67	–	148	286
Europe, except Germany	265	11	–	276	141	366	10	517	793
Middle East, Africa, and Oceania	–	567	–	567	7	–	–	7	574
Net operating revenue	6,729	1,394	175	8,298	873	702	47	1,622	9,920

(i) Includes operating revenue of China Mainland in the amount of US$4,230 (2024: US$4,994) and Taiwan in the amount of US$99 (2024: US$210).

	Six-month period ended June 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	7,811	–	–	7,811	198	188	18	404	8,215
Japan	999	59	1	1,059	106	–	–	106	1,165
Asia, except Japan and China	1,068	122	8	1,198	195	215	7	417	1,615
Brazil	482	703	353	1,538	39	–	11	50	1,588
United States of America	–	121	1	122	421	–	27	448	570
Americas, except United States and Brazil	–	94	–	94	274	–	–	274	368
Germany	159	71	–	230	268	412	6	686	916
Europe, except Germany	397	46	–	443	447	705	11	1,163	1,606
Middle East, Africa, and Oceania	–	843	–	843	37	–	–	37	880
Net operating revenue	10,916	2,059	363	13,338	1,985	1,520	80	3,585	16,923

12

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

	Six-month period ended June 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	8,545	–	–	8,545	174	349	29	552	9,097
Japan	1,230	152	1	1,383	226	–	–	226	1,609
Asia, except Japan and China	974	151	5	1,130	154	37	–	191	1,321
Brazil	602	931	317	1,850	20	–	4	24	1,874
United States of America	–	103	–	103	374	–	20	394	497
Americas, except United States and Brazil	–	228	–	228	264	101	–	365	593
Germany	157	84	–	241	177	194	–	371	612
Europe, except Germany	506	52	–	558	299	598	21	918	1,476
Middle East, Africa, and Oceania	7	1,278	–	1,285	15	–	–	15	1,300
Net operating revenue	12,021	2,979	323	15,323	1,703	1,279	74	3,056	18,379

(i) Includes operating revenue of China Mainland in the amount of US$8,031 (2024: US$8,668) and Taiwan in the amount of US$184 (2024: US$429).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods and services rendered by business segment

			Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Iron Ore	3,387	3,556	6,197	6,259
Iron Ore Pellets	577	705	1,136	1,444
Other ferrous products and logistics services	140	154	277	264
Iron Solutions	4,104	4,415	7,610	7,967

Nickel	781	731	1,688	1,504
Copper	402	391	741	720
Other Energy Transition Metals	37	49	75	84
Energy Transition Metals	1,220	1,171	2,504	2,308

Depreciation, depletion and amortization	761	763	1,422	1,441
Cost of goods sold and services rendered	6,085	6,349	11,536	11,716

d) Assets by geographic area

	June 30, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,309	8,966	32,589	43,864	2,046	8,847	28,706	39,599
Canada	—	1,753	9,886	11,639	—	1,666	9,452	11,118
Americas, except Brazil and Canada	—	—	4	4	—	—	3	3
Indonesia	1,866	—	64	1,930	1,885	—	61	1,946
China	—	1	3	4	—	1	4	5
Asia, except Indonesia and China	—	—	652	652	—	—	654	654
Europe	—	—	595	595	—	—	589	589
Oman	609	—	500	1,109	616	—	515	1,131
Total	4,784	10,720	44,293	59,797	4,547	10,514	39,984	55,045

13

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Services	1,196	1,200	2,218	2,231
Freight	1,148	1,184	2,163	2,122
Depreciation, depletion and amortization	761	763	1,422	1,441
Personnel	710	683	1,383	1,236
Materials	739	720	1,343	1,361
Acquisition of products	626	496	1,183	870
Royalties	306	347	565	636
Fuel, oil and gas	289	363	554	732
Energy	138	157	260	326
Others	172	436	445	761
Total	6,085	6,349	11,536	11,716

b) Selling and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Personnel	59	52	121	119
Services	33	45	60	79
Depreciation and amortization	7	9	31	19
Other	32	31	64	60
Total	131	137	276	277

c) Other operating expenses, net

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Expenses related to Brumadinho event	23	(94)	(69)	(200)	(171)
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	25	52	89	53	141
Provision for litigations	26(a)	(34)	(54)	(91)	(104)
Profit sharing program		(23)	(40)	(63)	(125)
Expenses related with socio-environmental commitments		(34)	(34)	(48)	(46)
Others		(89)	(181)	(131)	(234)
Total		(222)	(289)	(480)	(539)

14

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

6. Financial results

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Financial income
Short-term investments		95	75	193	156
Other		17	3	35	31
		112	78	228	187
Financial expenses
Loans and borrowings interest	9(c)	(230)	(203)	(450)	(369)
Bond premium repurchase	9(c)	–	–	(44)	–
Interest on supplier finance arrangements		(43)	(44)	(82)	(90)
Interest on REFIS		(24)	(23)	(42)	(51)
Interest on lease liabilities	22	(8)	(14)	(16)	(28)
Other		(99)	(81)	(152)	(166)
		(404)	(365)	(786)	(704)
Other financial items, net
Foreign exchange and indexation gains (losses), net		28	(253)	(324)	(626)
Participative shareholders' debentures	20	(117)	(241)	(79)	(77)
Derivative financial instruments, net	18	548	(471)	1,313	(469)
		459	(965)	910	(1,172)
Total		167	(1,252)	352	(1,689)

7. Taxes

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

The Company is subject to OECD Pillar Two model rules in Australia, Brazil, Canada, Indonesia, Japan, Luxembourg, Malaysia, Netherlands, Singapore, Switzerland and United Kingdom. Therefore, the impacts from Pilar Two are already being considered on the calculation of income tax for these jurisdictions.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, from the application of the Pillar Two rules currently in effect.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

15

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Income before income taxes		2,103	2,735	4,146	4,870
Income taxes at statutory rate (34%)		(715)	(930)	(1,410)	(1,656)
Adjustments that affect the taxes basis:
Tax incentives		579	298	991	767
Addition of tax loss carryforward		182	369	122	213
Equity results		(13)	4	(4)	(3)
Tax effects on temporary differences – Energy Assets	15(a)	–	–	(135)	–
Effects on tax computation of foreign operations		34	(10)	(78)	(20)
Reclassification of cumulative adjustments to the income statement		–	(4)	(3)	(22)
Gain on divestment in PTVI	15(b)	–	358	–	358
Other		(35)	(51)	(98)	(51)
Income taxes		32	34	(615)	(414)
Current tax		(285)	(639)	(471)	(1,373)
Deferred tax		317	673	(144)	959
Income taxes		32	34	(615)	(414)

b) Deferred income tax assets and liabilities

	Notes	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2024		8,244	445	7,799
Effect in income statement		(112)	17	(129)
Other comprehensive income		2	7	(5)
Transfer between assets and liabilities		(103)	(103)	–
Translation adjustment		954	56	898
Transfer to held for sale (Energy Assets)	15(a)	(10)	(295)	285
Balance as of June 30, 2025		8,975	127	8,848

Balance as of December 31, 2023		9,565	870	8,695
Effect in income statement		873	(98)	971
Other comprehensive income		602	15	587
Transfer between assets and liabilities		50	50	–
Translation adjustment		(1,159)	(31)	(1,128)
Balance as of June 30, 2024		9,931	806	9,125

c) Income taxes - Settlement program (“REFIS”)

	June 30, 2025	December 31, 2024
Current liabilities	412	353
Non-current liabilities	971	1,007
REFIS liabilities	1,383	1,360

SELIC rate	15.00%	12.25%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

16

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is US$7,034 as of June 30, 2025 (December 31, 2024: US$5,939), which may reduce tax losses by US$677 as of June 30, 2025 (December 31, 2024: US$596), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	June 30, 2025			December 31, 2024
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	3,995	1,825	5,820	3,387	1,608	4,995
Expenses of interest on capital	1,499	–	1,499	1,262	–	1,262
Proceeding related to income tax paid abroad	501	–	501	427	–	427
Goodwill amortization	885	76	961	743	62	805
Payments to Renova Foundation	355	398	753	301	351	652
Other	476	–	476	415	–	415
	7,711	2,299	10,010	6,535	2,021	8,556

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	181	–	181	154	–	154
	181	–	181	154	–	154

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

e) Recoverable and taxes payables

	Consolidated
	Current assets		Non-current assets		Current liabilities
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Value-added tax ("ICMS")	304	260	16	3	114	34
Brazilian federal contributions ("PIS" and "COFINS")	166	266	1,167	975	3	12
Income taxes	850	564	345	319	710	317
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	64	63
Other	15	10	–	–	129	148
Total	1,335	1,100	1,528	1,297	1,020	574

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Net income attributable to Vale S.A.'s shareholders	2,117	2,769	3,511	4,448

Thousands of shares
Weighted average number of common shares outstanding	4,268,779	4,274,769	4,268,769	4,283,095
Weighted average number of common shares outstanding and potential ordinary shares	4,274,808	4,279,782	4,274,798	4,288,108

Basic and diluted earnings per share	0.50	0.65	0.82	1.04

17

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

9. Cash flows reconciliation

a) Cash flow from operating activities

		Six-month period ended June 30,
	Notes	2025	2024
Cash flow from operating activities:
Income before income taxes		4,146	4,870
Adjusted for:
Equity results and other results in associates and joint ventures	14	9	(236)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 15(b), 16 and 17	385	(1,004)
Review of estimates related to the provision of Brumadinho	23	49	(20)
Review of estimates related to the provision of de-characterization of dams	25	(65)	(131)
Depreciation, depletion and amortization		1,484	1,507
Financial results, net	6	(352)	1,689
Changes in assets and liabilities:
Accounts receivable	10	157	1,768
Inventories	11	(383)	(461)
Suppliers and contractors	12	722	(150)
Other assets and liabilities, net		(756)	(1,000)
Cash flow from operations		5,396	6,832

b) Cash flow from investing activities

	Six-month period ended June 30,
	Notes	2025	2024
Proceeds from the partial disposal of VBML shares	15(c)	—	2,455
Proceeds from the partial disposal of PTVI shares	15(b)	—	155
Cash received from disposal of investments, net		–	2,610

c) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2024	8,539	337	5,916	14,792
Additions	1,830	–	1,457	3,287
Payments	(361)	(22)	(587)	(970)
Interest paid (i)	(309)	(9)	(191)	(509)
Cash flow from financing activities	1,160	(31)	679	1,808
Transfer to held for sale (Energy Assets)	(210)	(30)	–	(240)
Effect of exchange rate	168	24	24	216
Interest accretion	393	9	168	570
Non-cash changes	351	3	192	546
June 30, 2025	10,050	309	6,787	17,146

December 31, 2023	7,474	250	4,747	12,471
Additions	1,000	–	960	1,960
Payments	(51)	(24)	(517)	(592)
Interest paid (i)	(227)	(11)	(159)	(397)
Cash flow from financing activities	722	(35)	284	971
Effect of exchange rate	(53)	(30)	29	(54)
Interest accretion	227	11	144	382
Non-cash changes	174	(19)	173	328
June 30, 2024	8,370	196	5,204	13,770

(i) Classified as operating activities in the statement of cash flows.

Funding

•	In June 2025, the Company issued debentures of US$1,080 (R$6 billion) indexed to IPCA plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of R$2 billion each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure projects related with the railway concessions.

18

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

•	In June 2025, the Company contracted loan of US$150 with Bank of China indexed to SOFR plus spread adjustments and maturing in 2030.
•	In June 2025, the Company contracted a loan of US$100 with HSBC Bank indexed to SOFR plus spread adjustments and maturing in 2028.
•	In June 2025, the Company contracted a loan of US$247 with Industrial and Commercial Bank of China indexed to SOFR plus spread adjustments and maturing in 2030.
•	In May 2025, the Company contracted a loan of US$100 with Oversea-Chinese Banking Corporation indexed to SOFR plus spread adjustments and maturing in 2026.
•	In March 2025, the Company contracted a loan of US$50 with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.
•	In March 2025, the Company contracted a loan of US$270 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In February 2025, the Company issued bonds of US$750 with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.
•	In February 2025, the Company contracted a loan of US$270 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In January 2025, the Company contracted a loan of US$271 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In March 2024, the Company contracted a loan of US$360 with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.
•	In March 2024, the Company contracted a loan of US$60 with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.
•	In February 2024, the Company contracted a loan of US$166 with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.
•	In February 2024, the Company contracted a loan of US$34 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.
•	From January to February 2024, the Company contracted a loan of US$250 with Banco Bradesco with a fixed rate maturing in 2025.

Payments

•	In April 2025, the Company paid principal and interest of debentures, in the amount of US$28.
•	In March 2025, Vale redeemed notes maturing in 2034, 2036 and 2039, in the total amount of US$329 and paid a premium of US$44, recorded as “Bond premium repurchase” in the financial results for the six-month period ended June 30, 2025.
•	In March 2025, the Company partially settled the loan contracted with The New Development Bank ("NDB"), in the amount of US$150.
•	In January 2024, the Company paid principal and interest of debentures, in the amount of US$46.

d) Non-cash transactions

	Six-month period ended June 30,
	2025	2024
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	12	13

19

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

10. Accounts receivable

	Notes	June 30, 2025	December 31, 2024
Receivables from contracts with customers
Third parties
Iron Solutions		1,389	1,540
Energy Transition Metals		830	788
Other		13	19
Related parties	29(b)	147	63
Accounts receivable		2,379	2,410
Expected credit loss		(54)	(52)
Accounts receivable, net		2,325	2,358

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	June 30, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (US$ million)
Iron ore	20,353	94	+/- 10%	+/- 192
Copper	63	9,483	+/- 10%	+/- 62

11. Inventories

	June 30, 2025	December 31, 2024
Finished products
Iron Solutions	2,805	2,493
Energy Transition Metals	654	571
	3,459	3,064

Work in progress	723	691
Consumable inventory	1,064	988

Net realizable value provision (i)	(4)	(138)
Total of inventories	5,242	4,605

(i) In the six-month period ended June 30, 2025, the effect of provision for net realizable value was US$78 (2024: US$53).

20

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

12. Suppliers and contractors

	Notes	June 30, 2025	December 31, 2024
Third parties		5,169	4,004
Related parties	29(b)	285	230
Total		5,454	4,234

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

	June 30, 2025	December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	1,371	1,343
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	6
Total carrying amount relating to Arrangements with suppliers and contractors	1,371	1,349

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 6). The financial charges recognized in the income statement for the six-month period ended June 30, 2025 and 2024 due to the Arrangements totaled, respectively, US$82 and US$90.

13. Other financial assets and liabilities

		Current		Non-Current
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	9	13
Derivative financial instruments	18	419	53	284	15
Investments in equity securities		–	–	57	54
Loans - Related parties	29(a)	76	–	74	149
		495	53	424	231
Other financial liabilities
Derivative financial instruments	18	116	197	112	428
Other financial liabilities - Related parties	29(b)	193	291	–	–
Liabilities related to the concession grants	13(a)	539	467	2,092	1,887
Other		197	317	–	32
		1,045	1,272	2,204	2,347

21

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a) Liabilities related to the concession grants

	Consolidated						Discount rate
	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	June 30, 2025	June 30, 2025	December 31, 2024	Remaining term of obligations
Payment obligation	1,118	16	51	(27)	152	1,310	6,94% - 11,04%	7,32% - 11,04%	32 years
Infrastructure investment	1,236	29	53	(159)	162	1,321	6,82% - 8,13%	7,43% - 8,12%	8 years
	2,354	45	104	(186)	314	2,631
Current liabilities	467					539
Non-current liabilities	1,887					2,092
Liabilities	2,354					2,631

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Vale, the Brazilian National Land Transportation Agency (“ANTT”) and the Brazilian Federal Government, through the Ministry of Transportation (together: “Parties”), had been discussing the general conditions for concession contracts and on December 30,2024, the general basis for the renegotiation were agreed among the Parties and will comply with usual formalities and will be submitted for the authorities’ evaluation and approval. The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating.

22

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

14. Investments in associates and joint ventures

Associates and joint ventures	% ownership	December 31, 2024	Equity results in income statement	Dividends declared	Translation adjustment	Other	June 30, 2025
Iron Solutions
Anglo American Minério de Ferro Brasil S.A	15.00	663	31	(37)	-	4	661
Companhia Coreano-Brasileira de Pelotização	50.00	75	7	(6)	10	–	86
Companhia Hispano-Brasileira de Pelotização	50.89	42	4	(4)	6	(1)	47
Companhia Ítalo-Brasileira de Pelotização	50.90	61	4	–	9	5	79
Companhia Nipo-Brasileira de Pelotização	51.00	129	10	–	18	1	158
MRS Logística S.A.	49.01	591	66	–	83	(1)	739
VLI S.A.	29.60	341	36	(15)	45	–	407
Samarco Mineração S.A. (note 24)	50.00	–	–	–	–	–	–
Vale Oman Distribution Center	50.00	616	13	(20)	–	–	609
Other	–	20	–	–	1	(21)	–
		2,538	171	(82)	172	(13)	2,786
Energy Transition Metals
PT Vale Indonesia Tbk	33.88	1,885	(7)	(12)	–	–	1,866
		1,885	(7)	(12)	–	–	1,866
Others
Aliança Norte Energia Participações S.A.	51.00	74	(10)	–	9	–	73
Other		50	2	(1)	7	1	59
		124	(8)	(1)	16	1	132
Equity results in associates and joint ventures		4,547	156	(95)	188	(12)	4,784
Other results in associates and joint ventures (i)			(165)
Equity results and other results in associates and joint ventures			(9)

(i) It refers substantially to the addition in the provision related to Samarco dam failure (note 24b).

23

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

15. Acquisitions and divestitures

Effects on the income statement

		Three-month period ended June 30,		Six-month period ended June 30,
	Reference	2025	2024	2025	2024
Energy Assets	15(a) and 16	–	–	(117)	–
PT Vale Indonesia Tbk	15(b)	–	1,059	–	1,059
		–	1,059	(117)	1,059

a) Divestment on Energy Assets – In March 2025, the Company signed an agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança Geração de Energia S.A. ("Aliança Energia"), including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, which are assets of the Company and will be transferred to Aliança Energia upon closing of the transaction, for the amount of US$837.

The transaction amount for Vale comprises an estimated cash inflow of US$1 billion, net of an estimated reduction of US$0.2 billion in the remaining investment in Aliança Energia due to a loan that will be assumed by the investee in the context of the transaction.

Aliança Energia operates power generation assets in Brazil, with a portfolio of six hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará that, together with Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, both located in Minas Gerais, will henceforth be referred to as the "Energy Assets".

Upon closing, Vale will have energy supply contracts for own use and will lose control over Aliança Energia, being the remaining interest treated as an associate and accounted at the equity method. Completion of the transaction is expected for 2025 and is subject to customary precedent conditions.

As a result of the agreement with GIP, in March 2025, the assets and liabilities associated with the Energy Assets were classified as held for sale and the Company recognized an impairment loss in the amount of US$117 in the income statement as "Impairment and gains (losses) on disposal of non-current assets, net", which was allocated to goodwill (note 16).

Energy Assets classified as held for sale

	Notes	June 30, 2025	March 31, 2025 (date of the classification)
Assets
Cash and cash equivalents		121	115
Deferred income taxes	7(b)	11	10
Intangible assets	16	952	904
Property, plant, and equipment	17 and 22	877	831
Others		38	34
Total assets		1,999	1,894

Liabilities
Loans and borrowings	9(c)	250	240
Deferred income taxes	7(b)	311	295
Others		179	163
Total liabilities		740	698

b) Divestment on PT Vale Indonesia Tbk (“PTVI”) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction satisfied a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received US$155 for its shares and lost control over PTVI, which was accounted for as an associate under the equity method due to the significant influence retained by Vale over PTVI.

24

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

As result, in June 2024, the Company recognized a gain of US$1,059 in the income statement as "Other operating expenses, net". This gain was due to the reclassification of cumulative translation adjustments of US$1,063 and the gain on remeasurement of the interest retained at fair value of the US$657, net of the loss on the reduction in PTVI stake in the amount of US$661. The effects of this transaction are summarized below:

June 28, 2024
Cash consideration received	155
Fair value of 33.9% interest retained (i)	1,910

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(3,697)
Gain on derecognition of noncontrolling shareholders	1,628
Gain on the reclassification of cumulative translation adjustments	1,063
Gain on the transaction recorded in the income statement	1,059

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

c) Strategic partnership in the Energy Transition Metals business – In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for US$2,455, which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of US$895, of which US$1,514 was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

16. Intangibles

	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024		3,038	6,942	84	450	10,514
Additions		–	149	15	–	164
Disposals		–	(4)	–	–	(4)
Amortization		–	(137)	(22)	–	(159)
Impairment	15(a)	(117)	–	–	–	(117)
Transfer to held for sale (Energy Assets)	15(a)	(131)	(770)	–	(3)	(904)
Translation adjustment		262	895	10	59	1,226
Balance as of June 30, 2025		3,052	7,075	87	506	10,720
Cost		3,052	8,943	653	506	13,154
Accumulated amortization		–	(1,868)	(566)	–	(2,434)
Balance as of June 30, 2025		3,052	7,075	87	506	10,720

Balance as of December 31, 2023		3,263	7,689	104	575	11,631
Additions		–	23	30	–	53
Disposals		–	(4)	–	(5)	(9)
Amortization		–	(125)	(29)	–	(154)
Translation adjustment		(252)	(989)	(12)	(73)	(1,326)
Balance as of June 30, 2024		3,011	6,594	93	497	10,195
Cost		3,011	8,200	606	497	12,314
Accumulated amortization			(1,606)	(513)	–	(2,119)
Balance as of June 30, 2024		3,011	6,594	93	497	10,195

25

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

17. Property, plant, and equipment

	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		8,655	8,085	4,038	4,547	2,088	660	2,192	9,719	39,984
Additions (i)		–	–	–	–	–	34	–	2,189	2,223
Disposals and impairments		(14)	(13)	(3)	(7)	(7)	–	(1)	(181)	(226)
Assets retirement obligation	25(b)	–	–	–	32	–	–	–	–	32
Depreciation, depletion and amortization		(223)	(295)	(302)	(218)	(75)	(76)	(188)	–	(1,377)
Transfer to held for sale (Energy Assets)	15(a)	(24)	(306)	(358)	(1)	–	(37)	(48)	(57)	(831)
Translation adjustment		1,036	976	395	400	285	32	220	1,144	4,488
Transfers		474	763	763	(800)	116	–	228	(1,544)	–
Balance as of June 30, 2025		9,904	9,210	4,533	3,953	2,407	613	2,403	11,270	44,293
Cost		17,313	15,167	10,798	12,320	4,239	1,500	5,486	11,270	78,093
Accumulated depreciation		(7,409)	(5,957)	(6,265)	(8,367)	(1,832)	(887)	(3,083)	–	(33,800)
Balance as of June 30, 2025		9,904	9,210	4,533	3,953	2,407	613	2,403	11,270	44,293

Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396
Additions (i)		–	–	–	–	–	(4)	–	2,749	2,745
Disposals		(5)	(16)	(7)	–	(3)	–	(1)	(70)	(102)
Assets retirement obligation	25(b)	–	–	–	(147)	–	–	–	–	(147)
Depreciation, depletion and amortization		(225)	(276)	(351)	(226)	(81)	(93)	(164)	–	(1,416)
Translation adjustment		(1,139)	(1,098)	(397)	(517)	(332)	(37)	(220)	(1,154)	(4,894)
Transfers		314	504	284	158	50	–	127	(1,437)	–
Balance as of June 30, 2024		9,064	8,353	3,979	6,193	2,246	1,225	2,226	11,296	44,582
Cost		15,956	13,724	9,706	14,734	3,917	2,089	4,929	11,296	76,351
Accumulated depreciation		(6,892)	(5,371)	(5,727)	(8,541)	(1,671)	(864)	(2,703)	–	(31,769)
Balance as of June 30, 2024		9,064	8,353	3,979	6,193	2,246	1,225	2,226	11,296	44,582

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

26

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

18. Financial and capital risk management

Effects of derivatives on the statement of financial position

	June 30, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	646	169	52	601
Commodities price risk	57	59	16	23
Embedded derivatives	–	–	–	1
Total	703	228	68	625

Net exposure

	June 30, 2025	December 31, 2024
Foreign exchange and interest rate risk	477	(549)
Commodities price risk	(2)	(7)
Embedded derivatives	–	(1)
Total	475	(557)

Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Foreign exchange and interest rate risk	557	(455)	1,321	(469)
Commodities price risk	(9)	(18)	(9)	(1)
Embedded derivatives	–	2	1	1
Total	548	(471)	1,313	(469)

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Six-month period ended June 30,
	2025	2024
Foreign exchange and interest rate risk	297	115
Commodities price risk	(14)	9
Total	283	124

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	2025	2026	2027+
Foreign Exchange and Interest Rate Derivatives	US$ 9,719	US$ 11,490	477	(549)	222	165	90

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ de 25%)	Scenario II (∆ de 50%)
R$ depreciation	477	(1,125)	(2,728)
US$ interest rate inside Brazil decrease	477	316	130
Brazilian interest rate increase	477	89	(227)
TJLP interest rate decrease	477	475	472
IPCA index decrease	477	236	26
SOFR interest rate decrease	477	442	405
US Treasury rate increase	477	478	478

27

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	2025	2026	2027+
Brent crude oil (bbl)
Options	18,954,750	24,050,625	6	11	(10)	16	–

Forward Freight Agreement (days)
Freight forwards	4,380	3,240	(5)	(11)	(4)	(1)	–

Fixed price nickel sales protection (ton)
Nickel forwards	3,478	4,978	(3)	(7)	(3)	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	6	(139)	(390)
Forward Freight Agreement (days)	Decrease in freight price	(5)	(25)	(45)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(3)	(16)	(29)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	–	(1)	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ de 25%)	Scenario II (∆ de 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	–	–	(1)

a.iv) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Net investments hedge	115	(202)	286	(258)

b) Credit risk management

b.i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	June 30, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	592	6	391	1
A1	1,944	155	1,874	28
A2	491	87	520	13
A3	994	50	709	2
Baa1	–	–	1	–
Baa2	6	–	4	–
Ba1 (i)	765	221	719	18
Ba2 (i)	904	184	788	6
	5,696	703	5,006	68

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

28

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

19. Financial assets and liabilities

a)	Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		June 30, 2025				December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	5,514	–	–	5,514	4,953	–	–	4,953
Short-term investments	21	–	–	182	182	–	–	53	53
Derivative financial instruments	18	–	–	419	419	–	–	53	53
Accounts receivable	10	285	–	2,040	2,325	374	–	1,984	2,358
		5,799	–	2,641	8,440	5,327	–	2,090	7,417
Non-current					–
Judicial deposits	26(c)	598	–	–	598	537	–	–	537
Restricted cash	13	9	–	–	9	13	–	–	13
Derivative financial instruments	18	–	–	284	284	–	–	15	15
Investments in equity securities	13	–	57	–	57	–	54	–	54
		607	57	284	948	550	54	15	619
Total of financial assets		6,406	57	2,925	9,388	5,877	54	2,105	8,036

Financial liabilities
Current
Suppliers and contractors	12	5,454	–	–	5,454	4,234	–	–	4,234
Derivative financial instruments	18	–	–	116	116	–	–	197	197
Loans and borrowings	21	685	–	–	685	1,020	–	–	1,020
Leases	22	175	–	–	175	147	–	–	147
Liabilities related to the concession grants	13(a)	539	–	–	539	467	–	–	467
Other financial liabilities - Related parties	29	193	–	–	193	291	–	–	291
Other financial obligations	13	197	–	–	197	317	–	–	317
		7,243	–	116	7,359	6,476	–	197	6,673
Non-current
Derivative financial instruments	18	–	–	112	112	–	–	428	428
Loans and borrowings	21	16,461	–	–	16,461	13,772	–	–	13,772
Leases	22	524	–	–	524	566	–	–	566
Participative shareholders' debentures	20	–	–	2,454	2,454	–	–	2,217	2,217
Liabilities related to the concession grants	13(a)	2,092	–	–	2,092	1,887	–	–	1,887
Other financial obligations	13	–	–	–	–	32	–	–	32
		19,077	–	2,566	21,643	16,257	–	2,645	18,902
Total of financial liabilities		26,320	–	2,682	29,002	22,733	–	2,842	25,575

29

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Hierarchy of fair value

		June 30, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	33	149	–	182	53	–	–	53
Derivative financial instruments	18	–	703	–	703	–	68	–	68
Accounts receivable	10	–	2,040	–	2,040	–	1,984	–	1,984
Investments in equity securities	13	–	57	–	57	–	54	–	54
		33	2,949	–	2,982	53	2,106	–	2,159

Financial liabilities
Derivative financial instruments	18	–	228	–	228	–	625	–	625
Participative shareholders' debentures	20	–	2,454	–	2,454	–	2,217	–	2,217
		–	2,682	–	2,682	–	2,842	–	2,842

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	June 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,683	7,725	7,267	7,245
Debentures	2,368	2,347	1,272	1,275
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	156	156	185	185
Basket of currencies and bonds in US$ indexed to SOFR	152	160	152	155
Debt contracts in the international market in:
US$, with variable and fixed interest	6,722	7,014	5,844	5,922
Other currencies, with fixed interest	56	58	63	64
Other currencies, with variable interest	9	8	9	8
Total	17,146	17,468	14,792	14,854

20. Participative shareholders’ debentures

					Financial result
	Average price (R$)		Three-month period ended June 30,		Six-month period ended June 30,		Liabilities
	2025	2024	2025	2024	2025	2024	June 30, 2025	December 31, 2024
Participative shareholders’ debentures	34.47	35.06	(117)	(241)	(79)	(77)	2,454	2,217

On April 1st, 2025, the Company made available for withdrawal as remuneration the amount of US$132 for the second semester of 2024 (2024: US$153 for the second semester of 2023).

30

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	Notes	June 30, 2025	December 31, 2024
Loans and borrowings		17,146	14,792
Leases	22(b)	699	713
Gross debt		17,845	15,505

(-) Cash and cash equivalentes		5,514	4,953
(-) Short-term investments (i)		182	53
Net debt		12,149	10,499

(i) Substantially comprises investments in senior notes and exclusive investment fund, which portfolio is made by committed transactions and certificate of deposits (“CDB”).

b) Cash and cash equivalents

	June 30, 2025	December 31, 2024
R$	2,017	1,709
US$	3,327	3,048
Other currencies	170	196
Total	5,514	4,953

c) Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	7,607	7,187
R$ Debentures	7.06%	57	68	2,291	1,191
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.96%	44	41	112	143
Basket of currencies and bonds in US$ indexed to SOFR	6.03%	–	–	150	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.48%	400	716	6,249	5,042
Other currencies, with fixed interest	4.83%	12	11	43	50
Other currencies, with variable interest	3.80%	–	–	9	9
Accrued charges		172	184	–	–
Total		685	1,020	16,461	13,772

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of June 30, 2025.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.21% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

ii) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2025	513	494
2026	135	977
2027	1,690	912
2028	941	860
From 2029 to 2031	4,875	2,055
2032 onwards	8,820	4,498
Total	16,974	9,796

(i) Based on interest rate curves and foreign exchange rates applicable as of June 30, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

31

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2025.

22. Leases

a) Right of use

	December 31, 2024	Additions and contract modifications	Depreciation and impairments	Transfer to held for sale (note 15a)	Translation adjustment	June 30, 2025
Ports	51	–	(13)	–	4	42
Vessels	353	21	(24)	–	–	350
Pelletizing plants	109	(14)	(15)	–	15	95
Properties	94	24	(8)	(37)	11	84
Energy plants	28	–	(3)	–	1	26
Others	25	3	(13)	–	1	16
Total	660	34	(76)	(37)	32	613

b) Leases liabilities

	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 15a)	Translation adjustment	June 30, 2025
Ports	54	–	(10)	1	–	4	49
Vessels	356	21	(31)	6	–	–	352
Pelletizing plants	126	(14)	(3)	3	–	17	129
Properties	107	24	(11)	2	(37)	13	98
Energy plants	43	–	(2)	2	–	1	44
Others	27	3	(6)	2	–	1	27
Total	713	34	(63)	16	(37)	36	699
Current liabilities	147						175
Non-current liabilities	566						524
Total	713						699

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$53 recorded in the income statement in the six-month period ended June 30, 2025 (2024: US$117).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	14	14	1	1	18	48	1 to 18	4% to 5%
Vessels	34	62	61	51	188	396	1 to 8	3% to 4%
Pelletizing plants	34	27	24	24	27	136	1 to 8	2% to 6%
Properties	11	22	21	20	114	188	1 to 14	2% to 6%
Energy plants	5	6	5	5	34	55	1 to 5	5%
Others	6	10	5	3	1	25	1 to 4	3% to 6%
Total	104	141	117	104	382	848

32

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Integral Reparation Agreement	5	18	30	51
Other obligations	(15)	(4)	(79)	(31)
Incurred expenses	(84)	(89)	(156)	(199)
Insurance	–	6	5	8
Expenses related to Brumadinho event	(94)	(69)	(200)	(171)

Changes in the provision in the period

	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	June 30, 2025
Integral Reparation Agreement
Payment obligations	304	(4)	28	(95)	38	271
Provision for socio-economic reparation and others	327	(17)	24	(29)	42	347
Provision for social and environmental reparation	533	(9)	38	(61)	70	571
	1,164	(30)	90	(185)	150	1,189
Other obligations
Tailings containment, geotechnical safety and environmental reparation	504	14	34	(57)	68	563
Individual indemnification	49	8	5	(18)	5	49
Other	253	57	11	(28)	35	328
	806	79	50	(103)	108	940
Liability	1,970	49	140	(288)	258	2,129

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.51% on June 30, 2025.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

33

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions has no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In 2024, there was a hearing with the Judge to consider Motion for Class Decertification filed by Vale and oral arguments on the relevance of expert opinions presented by the Plaintiffs' experts. A decision from the Court on Vale's requests is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") is pending since December 2023.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$330 (R$1,800 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$715 (R$3,900 million), subject to interest and monetary adjustments. In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately US$550 (R$3,000 million), subject to interest and monetary adjustments, which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

34

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into a new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

The Definitive Settlement replaced all of the previously signed agreements, and addressed Brazilian public authorities the claims related to the Fundão dam collapse, from the perspective of socioenvironmental and socioeconomical damages.

The total amount of the Definitive Settlement is US$31.7 billion (R$170 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	US$7.9 billion (R$38 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance;
•	US$18 billion (R$100 billion) paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory actions tied to public policies; and
•	US$5.8 billion (R$32 billion) in performance obligations executed by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved in Brazil. Vale, jointly with BHPB and Samarco, is requiring the archive of these proceedings.

35

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Provision related to the Samarco dam failure

The Company recognized an addition to the provision in the amount of US$193 in the six-month period ended June 30, 2025, substantially related to a revision on the costs to complete individual indemnification programs. The changes on the provision are presented below:

Total
Balance as of December 31, 2024	3,663
Revision to estimates	193
Monetary and present value adjustments	110
Disbursements	(1,152)
Translation adjustments	465
Balance as of June 30, 2025	3,279

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which decreased from 7.30% on December 31, 2024, to 6.90% on June 30, 2025.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the oral testimony phase of the first stage of the trial, in which the liability issues of the BHP group companies are dealt with, took place between October 2024 and March 2025. If BHP's liability is confirmed, a second stage trial will be held to discuss and determine the amount of damages, scheduled to begin in October 2026 and is expected to last 22 weeks.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately US$1,124 (EUR955 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015. With the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Settlement, their lawsuit was discontinued, with the attachment being reduced to US$877 (EUR745.4 million).

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

36

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing US$4.8 billion of financial debt held by creditors was exchanged for approximately US$3.9 billion of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at US$1 billion from 2024 to 2030, of which US$326 has already been incurred, and additional contributions after that period due to the Samarco’s projected cash flows generation.

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
De-characterization of upstream geotechnical structures	25(a)	56	70	65	131
Obligation for asset decommissioning	25(b)	(4)	19	(12)	32
Environmental obligations	25(b)	–	–	–	(22)
Total		52	89	53	141

Provision changes during the period

	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		2,213	3,106	444	5,763
Revision to estimates - amounts for closed plants charged to the income statement		(65)	12	–	(53)
Revision to estimates – capitalized value for operational plants		–	33	4	37
Disbursements		(162)	(85)	(77)	(324)
Monetary and present value adjustments		89	70	16	175
Transfer to assets held for sale	15(a)	–	(2)	(22)	(24)
Translation adjustments		292	287	48	627
Balance as of June 30, 2025		2,367	3,421	413	6,201

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which decreased from 7.36% to 6.97%.

37

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of US$10 and US$20 for the three and six-month period ended June 30, 2025, respectively (2024: US$36 and US$79, respectively).

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Liability by geographical area
Brazil	2,010	1,784	6.95%	7.38%	2132	2132
Canada	1,548	1,520	1.59%	1.44%	2152	2152
Oman	142	142	3.70%	3.66%	2035	2035
Other regions	134	104	2.55%	2.77%	-	-
	3,834	3,550
Operating plants	2,815	2,509
Closed plants	1,019	1,041
	3,834	3,550

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,140 as of June 30, 2025 (December 31, 2024: US$1,091), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

26. Legal proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

38

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a) Provision for legal and administrative proceedings

Effects in income statements

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Tax litigations	–	(1)	(2)	(5)
Civil litigations	55	(6)	39	(18)
Labor litigations	(57)	(45)	(96)	(78)
Environmental litigations	(31)	(2)	(31)	(3)
Total	(33)	(54)	(90)	(104)

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	201	290	482	40	1,013
Additions and reversals, net	2	(39)	96	31	90
Payments	(17)	(30)	(48)	(30)	(125)
Indexation and interest	1	10	18	1	30
Transfer to held for sale and payables taxes	(62)	(5)	–	(27)	(94)
Translation adjustment	26	35	69	6	136
Balance as of June 30, 2025	151	261	617	21	1,050

Balance as of December 31, 2023	90	380	514	15	999
Additions and reversals, net	5	18	78	3	104
Payments	(2)	(58)	(53)	–	(113)
Indexation and interest	9	15	1	1	26
Translation adjustment	(13)	(52)	(68)	(3)	(136)
Balance as of June 30, 2024	89	303	472	16	880

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

	June 30, 2025	December 31, 2024
Tax litigations	6,929	5,995
Civil litigations	1,443	1,274
Labor litigations	349	292
Environmental litigations	1,172	1,050
Total	9,893	8,611

c) Judicial deposits

	June 30, 2025	December 31, 2024
Tax litigations	363	338
Civil litigations	104	78
Labor litigations	119	110
Environmental litigations	12	11
Total	598	537

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$3.4 billion (December 31, 2024: US$2.9 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

39

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

27. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Payroll, related charges and other remunerations		699	934	—	–
Charges related to share-based payments	27(a)	30	16	—	–
Employee post retirement obligation	27(b)	61	62	1,170	1,118
		790	1,012	1,170	1,118

a) Share-based payments

For the long-term incentive programs, the Company compensation plans includes Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis on equity, with a corresponding entry in the income statement, over the three-year required service period, net of estimated losses. The charges related to these programs are recorded in liabilities as “Employee benefits”.

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the six-month period ended June 30, 2025 is shown below:

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	10.13	12.02	15.94

Performance Shares Units (“PSU”)

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the six-month period ended June 30, 2025, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 06, 2025	April 29, 2024	January 2, 2023
Share price	9.31	12.49	16.60
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance fator	93.83%	87.71%	69.17%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	June 30, 2025		December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	860	–	1,071	–
Interest income	31	–	69	–
Changes on asset ceiling	41	–	(76)	–
Translation adjustment	105	–	(204)	–
Balance at end of the period	1,037	–	860	–

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,554)	(2,036)	(3,346)	(1,923)
Fair value of assets	4,707	805	4,316	743
Effect of the asset ceiling	(1,037)	–	(860)	–
Assets (liabilities)	116	(1,231)	110	(1,180)

Current liabilities	10	(61)	–	(62)
Non-current assets (liabilities) (i)	106	(1,170)	110	(1,118)
Assets (liabilities)	116	(1,231)	110	(1,180)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

40

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

28. Equity

a) Share capital

As of June 30, 2025, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	June 30, 2025
Shareholders	Common shares	Golden shares	Total
Previ (i)	394,305,082	–	394,305,082
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	289,063,618	–	289,063,618
Total shareholders with more than 5% of capital	969,715,755	–	969,715,755
Free floating	3,299,063,020	–	3,299,063,020
Golden shares	–	12	12
Total outstanding (without shares in treasury)	4,268,778,775	12	4,268,778,787
Shares in treasury	270,228,793	–	270,228,793
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Share buyback program

On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program, detailed below:

	Total of shares repurchased		Effect on cash flows
	Six-month period ended June 30,
	2025	2024	2025	2024
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	–	17,413,659	–	231
Acquired by wholly owned subsidiaries	–	11,645,514	–	158
Total	–	29,059,173	–	389

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

c) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On July 31, 2025 (subsequent event), the Board of Directors approved JCP to its shareholders in the total amount of US$1,448 (R$8,091 million), which will be paid in September 2025 as an anticipation of the remuneration for the year ending on December 31, 2025.
•	On February 19, 2025, the Board of Directors approved dividends to shareholders in the total amount of US$1,596 (R$9,143 million), approved as additional remuneration for the year ended December 31, 2024. This remuneration was fully paid in March 2025.
•	On February 22, 2024, the Board of Directors approved dividends to shareholders in the total amount of US$2,364 (R$11,722 million), for the year ended December 31, 2023. This remuneration was fully paid in March 2024.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

41

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Three-month period ended June 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(24)	–
Pelletizing companies (i)	–	(3)	(10)	–	(75)	(7)
MRS Logística S.A.	–	(112)	–	–	(126)	–
Norte Energia S.A.	–	(15)	–	–	(16)	–
Other	9	(62)	–	8	14	–
	9	(192)	(10)	8	(227)	(7)
Associates
VLI	97	(10)	(1)	109	(4)	–
PTVI	–	(138)	–	–	–	–
Anglo American	–	(48)	7	–	–	–
Other	–	–	(6)	–	–	–
	97	(196)	–	109	(4)	–
Shareholders
Bradesco	–	–	105	–	–	(191)
Mitsui	27	–	–	56	–	–
Cosan	1	(8)	–	–	(2)	–
Banco do Brasil	–	–	–	–	–	1
	28	(8)	105	56	(2)	(190)
Total	134	(396)	95	173	(233)	(197)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Six-month period ended June 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(51)	–
Pelletizing companies (i)	–	(29)	(20)	–	(152)	(16)
MRS Logística S.A.	–	(214)	–	–	(216)	–
Norte Energia S.A.	–	(28)	–	–	(31)	–
Other	16	(127)	–	17	(7)	(3)
	16	(398)	(20)	17	(457)	(19)
Associates
VLI	165	(22)	(2)	191	(10)	(1)
PTVI	–	(297)	–	–	(1)	3
Anglo American	–	(48)	7	–	–	–
Other	–	–	(3)	–	–	–
	165	(367)	2	191	(11)	2
Shareholders
Bradesco	–	–	234	–	–	(230)
Mitsui	61	–	–	117	–	–
Cosan	8	(16)	–	–	(3)	–
Banco do Brasil	–	–	–	–	–	1
	69	(16)	234	117	(3)	(229)
Total	250	(781)	216	325	(471)	(246)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

42

Notes to the Consolidated Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Outstanding balances with related parties

	Assets
	June 30, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	–	–	13	–	–	34
MRS Logística S.A.	–	–	36	–	13	32
Other	–	5	–	–	5	–
	–	5	49	–	18	66
Associates
VLI	–	109	–	–	19	–
PTVI	–	–	–	–	–	–
Anglo American	–	–	180	–	–	149
Other	–	1	3	–	–	1
	–	110	183	–	19	150
Shareholders
Bradesco	416	–	110	261	–	16
Banco do Brasil	31	–	–	22	–	–
Mitsui	–	14	–	–	7	–
Cosan	–	–	–	–	3	–
	447	14	110	283	10	16
Pension plan	–	18	–	–	16	–
Total	447	147	342	283	63	232

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Liabilities
	June 30, 2025		December 31, 2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	62	193	49	291
MRS Logística S.A.	20	–	32	–
Other	61	–	66	–
	143	193	147	291
Associates
VLI	4	140	2	47
PTVI	72	–	67	–
Anglo American	66	–	–	–
Other	–	–	2	–
	142	140	71	47
Shareholders
Bradesco	–	31	–	163
Cosan	–	–	1	–
	–	31	1	163
Pension plan	–	–	11	–
Total	285	364	230	501

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and

Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the six-month period ended June 30, 2025, the compensation of the Company’s key management personnel was US$15 (2024: US$15).

43

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 31, 2025		Director of Investor Relations